HERMAN MILLER, INC.

December 4, 2009

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC  20549-4631

Re:      Herman Miller, Inc.

            Form 10-K for the year ended May 30, 2009

            Form 10-Q for the period ended August 29, 2009

            File No. 1-15141

Dear Mr. Decker:

            This letter responds to your follow-up letter, dated October 26, 2009, regarding the referenced filing.  The comments from your letter are set forth in bold font below and are followed by our response.

FORM 10-K FOR THE YEAR ENDED MAY 30, 2009

General

1.         Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

            Response:

We will include the required, additional disclosures in our future filings on form 10-K and, if applicable, interim filings.

Critical Accounting Policies and Estimates

Goodwill, page 33

2.         In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following:

  The reporting unit level at which you test goodwill for impairment and your basis for that determination;
  How you weight each of the methods used to value goodwill, including the basis for that weighting;
  How the methodologies used for valuing goodwill in the current year have changed since the prior year; and
  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures for each of these reporting units:
    The percentage by which fair value exceeds the carrying value as of the most recent step-one test;
    The amount of goodwill;
    A description of the assumptions that drive the estimated fair value;
    A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
    A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Mr. Rufus Decker

December 4, 2009

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

            Response:

•         Management will disclose additional information about the reporting unit level that goodwill impairment is tested at and the basis for determining the reporting unit. Future filings will include disclosures substantially in accordance with the Example disclosure set forth at the end of this comment #2.  The example is based upon our results for the period ended May 30, 2009.

•         Management currently uses two methods for valuing goodwill and both have historically passed the step one testing, and as a result, a discussion of weighting has not been relevant.  However, Management will consider disclosing the weighting of methodologies in future periods to the extent that discussion would be relevant.  Please see the Example disclosure below.

•         Management will disclose change in testing methodologies in periods when the methodologies change.  Management does not currently believe that the testing methodologies being utilized will change in the near term.

•         To the extent that a reporting unit has an estimated fair value that is not substantially in excess of the carrying value and to the extent that goodwill impairment could materially impact operating results or total shareholder’s equity, management will disclose:

Mr. Rufus Decker

December 4, 2009

o   The percentage by which fair value exceeds the carrying value as of the most recent step-one test.

o   The amount of goodwill.

o   A description of the assumptions that drive the estimated fair value.

o   A discussion of the uncertainty associated with the key assumptions.

o   A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

•         If Management determines that the estimated fair value of a reporting unit substantially exceeds the carrying value, we will disclose that determination.  Please see the Example disclosure below.

•         Management will extend the above disclosures to any long-lived assets, or asset groups, for which we determine that fair value is not substantially in excess of the carrying value, either in the aggregate or individually, or for which these asset amounts could materially impact operating results or shareholder’s equity.

Example Disclosure: Critical Accounting Policies and Estimates – Goodwill

The carrying value of our recorded goodwill as of May 30, 2009 and May 31, 2008, totaled $69.5 million and $40.2 million, respectively. The increase in goodwill relates primarily to our final payment for the acquisition of Brandrud and the acquisition of certain elements of Ruskin Industries.  We account for our goodwill in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 350 (ASC 350).  Under ASC 350, we are required to perform an annual test on our goodwill, by reporting unit, to determine whether the asset values are impaired.  A reporting unit is defined as an operating segment or one level below an operating segment. Substantially all of our goodwill is within the North American operating segment (see footnote 20), which has been determined to be made up of two reporting units.  Pursuant to ASC 350, the annual goodwill test is comprised of two steps.  The first step compares the fair value of the reporting unit with its carrying amount, including goodwill.  The second step used to measure the amount of impairment loss compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.  If the first step of the test is passed then goodwill is not considered impaired and the second step is unnecessary.  If an impairment results from these tests, we are required to reduce the net carrying value of the assets to their estimated fair market value.

Our impairment-testing model is based partly on an income-based approach that considers the present value of projected cash flows and the resulting residual value and partly on a market-based approach that considers recent market capitalization values.  In completing the test under this approach, we assume that one of the drivers of the value of a business today is the cash flows it will generate in the future. We also assume that such future cash flows can be reasonably estimated. While these projected cash flows reflect our best estimate of future reporting unit performance, actual cash flows could differ significantly.  Historically, both of these approaches have passed the step one testing.

We performed our goodwill tests in the fourth quarter of fiscal 2009.  Both the projected cash flows and the market-based approach tests passed the step-one tests by substantial margins for all reporting units, which indicates that our goodwill is not impaired. We employed a market-based approach in selecting the discount rates used in our analysis. By this, we mean the discount rates selected represent market

Mr. Rufus Decker

December 4, 2009

rates of return equal to what we believe a reasonable investor would expect to achieve on investments of similar size to our reporting units. We believe the market participant based discount rates selected in our testing exceed the estimated weighted average cost of capital for our specific business as a whole. The results of the impairment test are sensitive to changes in discount rates, though the testing performed in fiscal 2009 would indicate that even a significant increase in the discount rate would not have changed the result.

Pension and Other Post-Retirement Benefits, page 34

3.         If reasonably likely changes in the significant assumptions you discuss related to pension and other post-retirement benefits could have a material effect on your financial condition, operating performance, or liquidity, please disclose the estimated amount of the impact of these changes based on the range of reasonably likely outcomes.  Refer to Section 501.14 of the Financial Reporting Codification for guidance.

            Response:

Management will disclose the potential effects of changes in the significant assumptions related to pension benefits that reasonably could have a material effect on financial condition, operating performance or liquidity in future filings.  This disclosure would take the form of a sensitivity analysis by significant assumption.

Please see the following example disclosure that Management would use if necessary.

Example Disclosure: Sensitivity Analysis

Changes in the discount rate and return on assets can have a significant effect on the expense  or obligations related to our pension plans.  We cannot predict these changes in discount rates or investment returns and, therefore, cannot reasonably estimate whether adjustments to our expense or obligation in subsequent years will be significant.  Both the May XX, 2010 pension funded status and 2011 expense are affected by year-end 2010 discount rate and expected return on assets assumptions.  Any change to these assumptions will be specific to the time periods noted and may not be additive, so the impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities shown.  The effect of the indicated increase/(decrease) in discount rates and expected return on assets is shown below:

In Millions
Assumption	1 Percent Change	2011 Expense		May XX, 2010 Obligation
		U.S.	International	U.S.	International
Discount rate	+/- 1.0	$xx / (xx)	$xx / (xx)	$xx / (xx)	$xx / (xx)
Expected return on assets	+/- 1.0	$xx / (xx)	$xx / (xx)	$xx / (xx)	$xx / (xx)

Mr. Rufus Decker

December 4, 2009

Management's Discussion and Analysis

Discussion of Business Segments – Fiscal 2009 Compared to Fiscal 2008, page 23

4.         The "Other" category consists primarily of your North American Home and start-up businesses and certain unallocated corporate expenses.  Other segment operating earnings (loss) is material to total operating earnings for the year ended May 30, 2009 and the interim period ended August 29, 2009.  Please revise your segment MD&A to separately discuss with quantification business reasons for significant changes between periods in the operating earnings for the businesses included in other as well as corporate expenses.

            Response:

Management agrees to separately discuss, with quantification, business reasons for significant changes between periods in the operating earnings for those businesses and corporate expenses included within the “Other” segment category.  Please see example disclosure below.

Net sales within the “Other” segment category were $42 million in fiscal 2009 compared to $52 million in the prior year. The decrease is the result of net sales declining within our North American Home business, primarily due to the challenges associated with the U.S. macroeconomic environment.  This overall decrease was somewhat offset by sales to a new retail customer.  Operating losses within our “Other” segment category totaled $25.3 million for the year or (1.6) percent of net sales.  This compares to income of $3.4 million or 0.2 percent of net sales in the prior year, a decrease of 180 basis points.  Certain costs are not allocated between the three operating segments.  Those costs that are determined to be the result of isolated business decisions are not subject to allocation and are evaluated separately from routine business operations.  Restructuring expense is such a cost that has been allocated solely to the “Other” segment category in both fiscal 2009 and fiscal 2008, with $28.4 million and $5.1 million of restructuring expenses, respectively.  The decline in operating in operating income is primarily attributable to the increase in restructuring expense and secondarily to the decline in net sales.

Financial Statements

Notes to the Financial Statements

Note 1. Significant Accounting and Reporting Policies, page 46

General

5.         Your disclosures on page 33 indicate that you enter into arrangements to provide consideration to your customers.  If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations

Mr. Rufus Decker

December 4, 2009

line item that each type of arrangement is included in.  For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item.  For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9.  Please also discuss in MD&A any significant estimates resulting from these arrangements.

            Response:

The Company does have programs whereby we provide consideration to our customers.  Management agrees to disclose any significant programs and the accounting policy for such programs, including the related amounts for each expense line item.  The Company engages in a cooperative advertising program that is treated as expense in the statement of operations.  We have applied subtopic 605-50-45-2 in making this determination.  As such, Management has determined that our cooperative advertising partners receive a separately identifiable benefit in return for consideration and that the fair value of the benefit received is equal to or exceeds the value of the consideration given.

Management agrees to discuss any significant estimates resulting from these arrangements in the MD&A section.  Future filings will include disclosures substantially in accordance with the example below:

Example Disclosure: Customer Payments and Incentives

We offer various sales incentive programs to our customers, such as rebates, discounts, buy-downs and cooperative advertising programs. The company accounts for these programs in accordance with Accounting Standards Codification (ASC) subtopic 605-50 Customer Payments and Incentives.  Consistent with this guidance, we have determined that programs such as rebates, discounts and buy-downs are adjustments to the selling price and are therefore characterized as a reduction to net sales.  The cooperative advertising program, whereby customers are reimbursed for company approved advertising expenditures, provides us with an identifiable benefit from the advertisement at a verifiable market rate.  Therefore, the cost of the cooperative advertising program is recognized as an operating expense and is included in the selling, general and administrative line in the statement of operations.  As of May xx, 2010 and May xx, 2009 we recognized $x.x million and $x.x million of operating expense, respectively related to our sales incentive programs.

6.         Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item.  In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

  in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Mr. Rufus Decker

December 4, 2009

Response:

Management notes that we do not currently exclude a portion of inbound freight charges, purchasing and receiving costs, warehousing costs, internal transfer costs, and the other costs of our distribution network from our costs of sales.  As such, a discussion of those costs being included in the selling, general and administrative line item would not be relevant.

Management agrees to disclose the types and general nature of expenses that we include in the cost of sales and selling, general and administrative line items in future filings and indicate that inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of our distribution network are included in the cost of sales line item.  Please see example disclosure below. Future filings will include disclosures substantially in accordance with the following:

Example Disclosure: Cost of sales

We include material, labor and overhead in cost of sales.  Included within these categories are such items as inbound freight charges, warehousing costs, internal transfer costs, and other costs of our distribution network.

Example Disclosure: Selling, general and administrative operating expenses

We include costs not directly related to the manufacturing of our products in selling, general, and administrative operating expenses.  Included in these expenses are items such as compensation expense, rental expense, royalty expense, warranty expense, and travel and entertainment expense.

Inventories, page 47

7.         You should use one inventory method for similar types of inventories.  A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so.  Please disclose which types of inventory you use each method for.  Please disclose whether you use more than one method for any similar types of inventory.  If so, please also disclose your basis for doing this.  In a portion of these instances, this may be due to a specific method not being allowed in certain countries.

            Response:

The Company has several different locations, both domestic and international, some of which are separate legal entities and some of which have different general ledger and inventory tracking systems. The Company has been consistent in applying inventory valuation methodologies to each respective entity-ledger.  Management also looks at the cost-benefit relationship of applying a specific costing methodology to determine if it is practical to implement.

Mr. Rufus Decker

December 4, 2009

Management will disclose the methodologies used (FIFO and LIFO) and note that we consistently apply the same methodology to all inventories within each operating unit. Future filings will include disclosures substantially in accordance with the following:

Example Disclosure: Inventories

Inventories are valued at the lower of cost or market. Cost is determined at the majority of the company’s manufacturing operations using the last-in, first-out (LIFO) cost method, whereas inventories of certain other of the company’s subsidiaries are valued using the first-in, first-out (FIFO) cost method. Primarily the company’s international entities and domestic entities which are newly acquired or insignificant are on the FIFO cost method and the remaining domestic entities are on the LIFO cost method. The company establishes reserves for excess and obsolete inventory, based on prevailing circumstances and judgment for consideration of current events, such as economic conditions, that may affect inventory. Once elected, the company has applied these inventory cost valuation methods consistently from year to year. Further information on the company’s recorded inventory balances can be found in Note 4.

Property, Equipment, and Depreciation, page 47

8.         Please disclose the line item(s) in which you include depreciation and amortization.  If you do not allocate depreciation and amortization to cost of sales, please also revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B, as well as Item 10(e) of Regulation S-K.

            Response:

Management agrees to disclose the line items, in the Statements of Operations, in which depreciation and amortization are included.  We do allocate a significant portion of depreciation and amortization to cost of sales and we will indicate that in the disclosure. Please see example disclosure below.

Example Disclosure: Property, Equipment and Depreciation

Property and equipment are stated at cost. The cost is depreciated over the estimated useful lives of the assets, using the straight-line method. Estimated useful lives range from 3 to 10 years for machinery and equipment and do not exceed 40 years for buildings. Leasehold improvements are depreciated over the lesser of the lease term or the useful life of the asset, not to exceed 10 years. We capitalize certain external and internal costs incurred in connection with the development, testing, and installation of software for internal use. Software for internal use is included in property and equipment and is depreciated over an estimated useful life not exceeding 5 years.   Depreciation and amortization expense is included in the statement of operations in the cost of sales, operating expenses; selling, general and administrative, and design and research line items.

Notes Receivable, page 49

9.         Please expand your disclosures to discuss in greater detail how notes receivable are created.  For example, please clarify if these notes are created in exchange for the receipt of cash or if these notes are created by converting accounts receivable to notes receivable in order to extend payment

Mr. Rufus Decker

December 4, 2009

terms.  In this regard, please also tell us how you determined that the activity related to these notes should be reflected in cash flows from investing activities rather than as cash flows from operating activities pursuant to SFAS 95.

            Response:

Management agrees to expand disclosure in future periods to discuss how notes receivable are created as significant transactions occur. Please see example disclosure below.

Upon the completed transfer of goods or services to customers, the company recognizes a sale and corresponding account receivable.  This account receivable is recognized in the statement of cash flows as an operating activity. Management has rarely and selectively agreed to a modification of payment terms for certain of those accounts receivables with various dealers. This modification of terms only occurs after careful consideration of the value of maintaining that specific dealer within the geographic or market location that it occupies.  The company views each of these decisions as a new transaction; separate and distinct from the recognition of the original sale and account receivable.

Each of these note receivable transactions have historically been viewed by the company as investing activities for cash flow purposes through our interpretation of SFAS 95.  Specifically, paragraph 15  “Investing activities include making and collecting loans…” (Subtopic 230-10-20).   Additionally, SFAS 95, paragraph 21,  defines cash flows from operating activities as “Operating activities include all transactions and other events that are not defined as investing or financing activities in paragraphs 15–20”.  Management has been reluctant and restrained in initiating a transaction whereby a note receivable is exchanged for accounts receivable.  When this transaction does occur, the company believes the substance of the transaction is that of making a loan, therefore, we have interpreted paragraphs 15 – 20 as classifying these transactions as investing activities. Future filings will include disclosures substantially in accordance with the following:

Example Disclosure: Notes Receivable

The notes receivable are primarily from independent contract office furniture dealers. These notes are the result of strategically important dealers being in transition either through a change in ownership or general financial difficulty. The notes are generally created in exchange for outstanding accounts receivable and are collateralized by the assets of the dealers and bear interest based on the prevailing prime rate. Recorded reserves are based on historical credit experience, collateralization levels, and the specific identification of other potential collection problems.  The company has also extended a note receivable in conjunction with the acquisition of Nemschoff Chairs, LLC.  This note was extended in exchange for cash and is offset against the contingent liability within the other liabilities line item in the balance sheet. Interest income relating to these notes was $x.x million, $x.x million and $x.x million, respectively, for the years ended May xx, 2010, May xx, 2009, and May xx, 2008  .

Mr. Rufus Decker

December 4, 2009

Note 9, Notes Payable and Note 10, Long-Term Debt, page 57

10.       The provisions of your private placement notes and unsecured credit facility require that you adhere to certain covenant restrictions and maintain certain performance ratios.  Please disclose the specific terms of any material debt covenants with any required ratios.  Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants.  Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts.  In this regard, you state that you have agreed to maintain certain financial performance ratios, which are based on earnings before taxes, interest expense, depreciation and amortization.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAX Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

            Response:

Management agrees to disclose the specific terms of material debt covenants along with required ratios.  If Management determines that it is reasonably likely that we will not be able to meet such covenants we will disclose the actual ratios along with the specific computations.  If any of these computations use non-GAAP measurements we will provide reconciliations to GAAP.  Future filings will include disclosures substantially in accordance with the following:

Example Disclosure: Notes Payable

Our senior notes and the unsecured senior revolving credit facility restrict, without prior consent, our borrowings, capital leases, and the sale of certain assets. In addition, we have agreed to maintain certain financial performance ratios, which include a maximum leverage ratio covenant, which is measured by the ratio of debt to trailing four quarter EBITDA (as defined in the credit agreement) and is required to be less than 3.5:1, a minimum interest coverage ratio, which is measured by the ratio of trailing four quarter EBITDA to trailing four quarter interest expense (as defined in the credit agreement) and is required to be greater than 4:1, and a consolidated trailing debt to EBITDA (as defined in the credit agreement) and is required to be less than 3.5:1. At May 30, 2009 and May 31, 2008, we were in compliance with all applicable restrictions and performance ratios and anticipate remaining so for the foreseeable future.

Note 14.  Stock-Based Compensation

Deferred Compensation Plan, page 70

11.       Please disclose how you account for the deferred compensation obligation, including changes in the obligation, related to the Executive Equalization Retirement Plan.  Please disclose which balance sheet line item includes this obligation.  Please also disclose how you treat the shares associated with the Non-qualified Deferred Compensation Plan for purposes of determining earnings per share amounts.

Mr. Rufus Decker

December 4, 2009

            Response:

Future filings will include disclosures substantially in accordance with the following:

Deferred Compensation Plan

In 2008 we discontinued use of the existing Non-qualified Deferred Compensation Plan for new contributions and established the Herman Miller, Inc. Executive Equalization Retirement Plan.

The Non-qualified Deferred Compensation Plan allowed selected employees to defer part or all of their executive incentive cash bonus payment each year. A matching company contribution could be made of 30 percent of the executive’s contribution up to 50 percent of the deferred cash incentive bonus. The company matching contribution vested at the rate of 33 1/3 percent annually. In accordance with the terms of the plan, the executive deferral and company matching contribution were placed in a Rabbi trust, which invested solely in the company’s common stock. Rabbi trust arrangements offer the executive a degree of assurance for ultimate payment of benefits without causing constructive receipt for income tax purposes. Distributions to the executive from the Rabbi trust can only be made in the form of the company’s common stock. The assets in the Rabbi trust remain subject to the claims of creditors of the company and are not the property of the executive and are, therefore, included as a separate component of shareholders’ equity under the caption Key Executive Deferred Compensation.  Shares associated with the Non-qualified Deferred Compensation Plan are included in the denominator for diluted EPS (see footnote 13) for purposes of calculating diluted earnings per share.

The Herman Miller, Inc. Executive Equalization Retirement Plan is a supplemental deferred compensation plan and was made available for salary deferrals and company contributions, which include matching and profit sharing, beginning in January 2008. The plan is available to a select group of management or highly compensated employees who are selected for participation by the Executive Compensation Committee of the Board of Directors. The plan allows participants to defer up to 50 percent of their base salary and 100 percent of their incentive cash bonus. Company contributions to the plan “mirror” the amounts we would have contributed to the various qualified retirement plans had the employee’s compensation not been above the IRS statutory ceiling ($xxx,000 in 20xx) and are recognized as compensation expense. Herman Miller does not guarantee a rate of return for these funds. Instead, participants make investment elections for their deferrals and company contributions. Investment options are the same as those available under the Herman Miller Profit Sharing and 401(k) Plan except for the company’s common stock, which is not an investment option under this plan.

In accordance with the terms of the Executive Equalization Retirement Plan, all salary and bonus deferrals and company contributions have been placed in a Rabbi trust. The assets in the Rabbi trust remain subject to the claims of creditors of the company and are not the property of the participant and are, therefore, included as an asset on the company’s balance sheet within the other assets line item.

Signatures, page 88

12.       We note that your annual report on Form 10-K has not been signed by anyone in the capacity of principal accounting officer or controller.  In addition, we note that your principal

Mr. Rufus Decker

December 4, 2009

financial officer has signed the annual report on behalf of the registrant, but he does not appear to have signed individually in his capacity as your principal financial officer. Your annual report must be signed by one or more of your executive officers on behalf of the registrant and by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. If you do not have an officer who holds the titles of controller or principal accounting officer, the person who has responsibility for these functions (e.g., your chief financial officer) should sign the annual report and be designated on the signature page as your principal accounting officer. In future filings, please ensure that your filings are properly executed.

            Response:

In our next Annual Report on Form 10-K, the Report will be signed on behalf of the Company by one of our executive officers, as well as by each of our principal executive officer, our principal financial officer, and our controller or principal accounting officer.

Exhibits, page 91

13.       We note that you appear to have omitted the schedules and exhibits to Exhibit 10(w)(Credit Agreement dated as of December 18, 2007 among Herman Miller, Inc. and various lenders).  As there does not appear to be a basis for this omission, please re-file Exhibit 10(w)–including all of its schedules and exhibits–with your next periodic report or with a current report.

            Response:

Management agrees to re-file Exhibit 10(w), including all of its schedules and exhibits, with our next periodic report.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 29, 2009

General

14.       Please address the above comments in your interim filings as well.

            Response:

Management agrees to incorporate our responses to the above comments into our interim filings, as appropriate.

Mr. Rufus Decker

December 4, 2009

Financial Statements

General

15.       Given that you report minority interest in your Form 10-K for the year ended May 30, 2009 and it appears that you would have adopted SFAS 160 as of May 31, 2009, please tell us how you determined you were not required to provide the disclosures required by paragraphs 38 and 39 of ARB 51, as amended by SFAS 160.

            Response:

The Company did report and disclose minority interest, net of tax of $0.1 million for both fiscal years ended May 30, 2009 and May 31, 2008.  These amounts are immaterial to the results of both fiscal years and interim periods.  Management notes that the current year effect on the Company’s interim statements from minority interest are similar with prior fiscal years, specifically; Management determined that minority interest was immaterial in our first quarter results.  As such, Management did not apply the disclosures required by paragraphs 38 and 39 due to the immateriality of the amounts involved.

Note 5.  Common Stock and Earnings Per Share, page 8

16.       Your disclosures on page 10 indicate that certain share-based payment awards include rights to dividend equivalents.  Please clearly disclose the terms of these rights, including whether they are nonforfeitable and participate on a one-for-one basis with holders of common stock.  Please tell us what consideration you gave to FSP EITF 03-06-1 as far as whether you should use the two-class method for determining earnings per share.

            Response:

Management will more clearly disclose the terms of these share-based payment awards. Please see example disclosure below.

Management evaluated FSP EITF 03-06-1 to determine whether the two-class method should be used to determine earnings per share.  The conclusion reached by management is that the two-class method does not apply due to the fact that dividends accumulate and are forfeitable at all times until vested. Future filings will include disclosures substantially in accordance with the following:

Example Disclosure: Restricted Stock Units

We grant restricted stock units to certain key employees. This program provided that the actual number of restricted stock units awarded was tied in part to our financial performance for the fiscal year on which the grant was based. The awards generally cliff-vest after a five year service period, with prorated vesting under certain circumstances and continued vesting into retirement. Each restricted stock unit represents one equivalent share of the company’s common stock to be awarded, free of restrictions, after the vesting period.  However, these shares do not entitle participants to the rights of

Mr. Rufus Decker

December 4, 2009

shareholders of common stock, such as voting rights, and they are forfeitable at all times prior to the vesting date. Compensation expense related to these awards is recognized over the requisite service period, which includes any applicable performance period. Dividend-equivalent awards are credited quarterly.

Note 17.  Acquisition, page 18

17.       Please address the following regarding the acquisition of Nemschoff Chairs, LLC:

  Please disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.  For example, you should disclose the amount specifically allocated to accounts receivable.  Refer to paragraph 68(i) of SFAS 141(R);
  Please disclose how you account for the contingent value rights, including the balance sheet line item that includes these rights.  Please also address how you determined it would be appropriate to classify the changes in the fair value of these rights in operating expenses whereas the changes in the fair value of the success fee are included in other expenses (income); and
  Please provide the disclosures required by paragraphs 68(m) and (n) of SFAS 141(R) regarding acquisition-related costs.  See also paragraphs 59 and A107 of 141(R).

Response:

Management agrees to disclose the amounts recognized for each major balance sheet classification (assets acquired and liabilities assumed, including accounts receivable) as it relates to the Nemschoff Chairs LLC acquisition.  Please see example disclosure below.

Management currently discloses that the contingent value rights are valued using a Black-Scholes model and we provide the key assumptions used to calculate the value.  We note that the estimated value of the contingent value rights is updated quarterly and that the company’s share price at the end of quarter is a key component of the calculation.  Please see example disclosure below.

We will disclose that the value of the contingent value rights are accounted for as a liability and are included in the consolidated balance sheet in the long-term liabilities, other liabilities line.  The liability for the success fee is also included in the same balance sheet line item.  Please see example disclosure below.

Management regards the change in value of the contingent value rights and the success fee, as it relates to the first quarter, as having two different drivers.  The change in value of the success fee, to this point, has been as a result of the change in time related to the discounting of the liability.  We regard this expense to be akin to interest expense and, therefore, report it in other expense (income).  If a change in value for the success fee were the result of a change in estimate we would report that change in the operating expense line.  The contingent value rights change in value from the opening balance sheet was driven primarily by the change in the company’s share price, which we view as a change in estimate, thus we recognized that change within the operating expense line item in the statement of operations.

Mr. Rufus Decker

December 4, 2009

Management agrees to disclose the acquisition related costs incurred as a result of the Nemschoff Chairs LLC business combination.  Future filings will include disclosures substantially in accordance with the following:

Example Disclosure: Acquisitions and Divestitures

On February 1, 2008, the company completed its acquisition of the stock of Brandrud Furniture, Inc. (Brandrud), an Auburn, Washington based manufacturer of healthcare furnishings. With annual net sales of approximately $20 million at the time of acquisition, Brandrud focuses on seating products for patient rooms, patient treatment areas, and public spaces such as lobbies and waiting areas. The purchase price related to this transaction included the $12 million cash payment at acquisition, the assumption of $2.1 million of debt, and a performance-based contingency payment of $26.6 million paid in cash in fiscal 2009, which was recognized in purchase accounting as goodwill.

Assets acquired and liabilities assumed in the Brandrud acquisition were recorded on the company’s Consolidated Balance Sheets based on their estimated fair values as of the date of the acquisition. The results of operations of Brandrud have been included in the company’s Consolidated Statements of Operations since the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. Brandrud is included in the company’s North American segment; therefore all of the goodwill recorded in the acquisition has been allocated to that segment.

During the first quarter of fiscal 2009, the company completed the sale of a wholly-owned contract furniture dealership in Texas.  The effect of this transaction on the company’s consolidated financial statements was not material.

During the second quarter of fiscal 2009, the company completed the purchase of selected elements of Ruskin Industries, a specialized manufacturer of complex wood chair frames and wood frame components, based in Hickory, North Carolina.  The purchase consideration for this transaction was approximately $2.9 million.

On June 24, 2009, the company acquired all of the outstanding equity ownership interest of Nemschoff Chairs, LLC (Nemschoff) a Sheboygan, Wisconsin based manufacturer, with additional manufacturing capabilities in Sioux Center, Iowa. Nemschoff manufactures healthcare furnishings, with an emphasis on seating products for patient rooms, patient treatment areas, and public spaces such as lobbies and waiting areas. Nemschoff also serves the higher education and office markets.

The company incurred acquisition-related costs of $X.X million, which is included in the statement of operations, operating expense line item.  The purchase price for Nemschoff, which represents the estimated fair value of consideration transferred as of the acquisition date, consisted of the following:

(In millions)	Fair Value
Cash	$31.2
Common stock (2,041,666 shares)	28.7
Contingent success fee	14.4
Contingent value rights	16.3
Total	$90.6

Mr. Rufus Decker

December 4, 2009

The fair value of the common shares issued was determined based on the closing market price of the company’s common stock on the acquisition date. The cash consideration provided is based on preliminary estimates and is subject to change based on final determination of certain matters affecting purchase accounting, which are expected to be resolved within the current fiscal year.

There are two forms of contingent consideration provided to the sellers. One is a success fee payment that may range between $0 and $25 million based on sales performance from June 2010 through May 2011. Any payment due may be settled in the form of cash or stock at the company’s discretion. At the acquisition date, the fair value of the success fee was $14.4 million which is included in the balance sheet in the long-term liabilities, other liabilities line item. As of August 29, 2009, the success fee was valued at $14.5 million, with the change in value reflected within “Other Expenses (Income), Interest expense” in the Condensed Consolidated Statements of Operations. The fair value of the success fee is estimated using a probability-weighted discounted cash flow model with a discount rate of 5.25%.

The other form of contingent consideration is a contingent value right (CVR) for each share of common stock issued. Each CVR entitles the holder to compensation in the event that the company’s share price is below $24.00 per share at June 30, 2011. A floor price of $13.28 per share has been established that provides a maximum payout of $10.72 per share to be paid at the time of share redemption. Any payment due may be settled in the form of cash or stock at the company’s discretion. At the acquisition date, the fair value of the CVRs was $16.3 million. As of August 29, 2009, the CVRs were valued at $15.1 million which is included in the balance sheet in the long-term liabilities, other liabilities line item, with the change in value reflected within “Operating Expenses” in the Condensed Consolidated Statements of Operations. The fair value of the CVRs is estimated using a Black-Scholes model which uses several key assumptions, including the current share price of the company.  The fair value estimate of the CVRs is calculated at the end of each quarter. The following key assumptions were used to determine the fair value as of the respective dates.

August 29, 2009
Risk-free interest rates	1.04%
Expected term	2 years
Expected volatility	59%
Dividend yield	0.46%

The purchase price was allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. Preliminary allocation of the purchase price, based on the estimated fair values as of the acquisition date, resulted in acquired assets of $96.1 million, primarily consisting of accounts receivable, inventory and property, plant and equipment, and assumed liabilities of $5.5 million, primarily accounts payable and accrued liabilities. The estimated fair value of acquired assets includes identifiable intangible assets of $33.3 million and goodwill of $33.9 million.

Mr. Rufus Decker

December 4, 2009

(In millions)	Fair Value
Accounts receivable	$xx.x
Inventory	xx.x
Property, plant and equipment	xx.x
Identifiable intangible assets	xx.x
Goodwill	xx.x
Total acquired assets	xx.x
Financial liabilities	xx.x
Contingent liabilities	xx.x
Contingent value rights	xx.x
Total acquired liabilities	$xx.x

As noted, the estimated fair value of the acquired goodwill is $33.9 million.  On a consolidated basis, the company’s total goodwill is $103.5 million.

(In millions)
Balance, May 30, 2009	$69.5
Currency-related adjustments	0.1
Additions to goodwill from acquisition of Nemschoff	33.9
Balance, August 29, 2009	$103.5

The estimated fair values and useful lives assigned to identifiable intangible assets as of the acquisition date consisted of the following:

(In millions)	Fair Value	Useful Life
Trade Name	$20.0	Indefinite
Customer Relationships	13.0	15 years
Non-compete Agreements	0.3	2 years
Total	$33.3

The company is in the process of finalizing a third-party valuation of certain assets. Thus, certain tangible assets, intangible assets, goodwill, and related income tax adjustments are based on preliminary estimates and are subject to change.

Nemschoff is included in the company’s North American segment; therefore, all of the goodwill recorded in the acquisition has been allocated to that segment. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce. The company expects substantially all of the goodwill to be amortizable for income tax purposes.

Mr. Rufus Decker

December 4, 2009

The results of operations for Nemschoff have been included in the company’s Condensed Consolidated Statements of Operations since the date of the acquisition. The amount of net sales and net earnings attributable to Nemschoff included in the Condensed Consolidated Statements of Operations consisted of the following:

Three Months Ended
(In millions)	August 29, 2009
Net sales	$15.3
Net earnings	$0.6

The following supplemental pro forma information presents net sales and net earnings for the company as if the acquisition had occurred at the beginning of the fiscal period presented. This pro forma information is not necessarily indicative of the results that would have actually been obtained if the acquisition had occurred at the beginning of the period presented or that may be attained in the future.

Three Months Ended
(In millions)	August 29, 2009
Pro forma net sales	$328.7
Pro forma net earnings	$8.8

Management's Discussion and Analysis

Discussion of Current Business Conditions, page 24

18.       Please expand your discussion to address the restructuring actions that you have taken in the current period and plan to take in future periods and the expected quantitative impact on future earnings and cash flows of these actions.  You should also disclose when you expect the effects of these actions to be initially realized and the segment which will be impacted.  Refer to SAB Topic 5:P.

            Response:

Management agrees to expand our discussion of restructuring actions taken in the current period, and those that we plan on taking in future periods, within the MD&A area.  If such discussion is noted within a footnote, Management will note that within the discussion to direct the reader of the financial statements to the correct footnote.  Future filings will include disclosures substantially in accordance with the following:

Example Disclosure:

Mr. Rufus Decker

December 4, 2009

While current business conditions continue to be challenging, it appears we have reached a level of stability in our order patterns over the last two quarters. We continue to manage the business, keeping our eyes on both the long-term future and current conditions, to ensure our costs are aligned with business levels. This was certainly the case in the first quarter of fiscal 2010, during which we completed the above-referenced acquisition to secure our leadership in the Healthcare furniture sector, de-levered our balance sheet by retiring $75 million in bonds, and continued to produce mid-single digit operating margin performance with strong cash flow. Coming off a fiscal year marked with several challenges and uncertainties, we continued to control operating expenses and manage our business through a continuing turbulent economic environment that is affecting most businesses, including our customers. We continue to take actions to decrease our cost structure. In May and June 2009, the company announced a plan to consolidate manufacturing operations with the closure of its Integrated Metal Technologies (IMT) subsidiary in Spring Lake, Michigan and Brandrud facility in Auburn, Washington. The total cost of these actions is anticipated to be approximately $12 million to $15 million, which will be paid using cash from operations and of which approximately $4 million has been recognized. The closure of the IMT facility is expected to be completed within the current fiscal year with the closure of the Brandrud facility expected to be completed in the next fiscal year.

Analysis of First Quarter Results, page 25

19.       You discuss GAAP amounts after excluding certain items.  For example, on page 27, you discuss and present operating expenses excluding certain amounts.  These amounts constitute non-GAAP measures.  Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items.  Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods.  Alternatively, please provide the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented.  Please make the appropriate revisions.

            Response:

Management agrees to discuss GAAP amounts and/or provide disclosures for non-GAAP items required by Item 10(e) of Regulation S-K in future filings.

Acknowledgment

            In connection with our response, we acknowledge the following:

•           The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•           SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Rufus Decker

December 4, 2009

            We hope that the foregoing sufficiently responds to your comment.  If you have additional questions or comments, please feel free to contact me at 616-654-7578.

Very truly yours,

/s/ Gregory J. Bylsma

Gregory J. Bylsma

Chief Financial Officer